

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2013

Via E-mail
Mark A. Fletcher
President and Chief Executive Officer
Generex Biotechnology Corporation
555 Richmond Street West, Suite 604
Toronto, Ontario Canada M5V 3B1

Re: Generex Biotechnology Corporation
Revised Preliminary Proxy Statement
Filed January 18, 2013
File No. 000-25169

Dear Mr. Fletcher:

We have reviewed the revised preliminary proxy statement filed January 18, 2013 and have the following comments.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

"Purpose and background of increase in authorized capital." page 25

1. Please expand the last paragraph on page 25 to discuss the possible rights offering referred to in the discussion regarding Proposal 5. Although the rights plan may not be definitive, we note it is currently under consideration as a potential use of newly authorized shares.

2. Please expand the last paragraph on page 25 to state that you are obligated to issue 31,735,239 shares more than the number of your currently authorized and unissued shares. In addition, please provide similar footnote disclosure to the third column of the table on page 26.

<u>"What effect will the reverse stock split have on Generex's registration under the Exchange Act?" page 30</u>

3. Please replace the disclosure stating that the reverse stock split and rounding up of shares is not expected to result in a significant reduction in the number of record holders with disclosure, if true, stating that because fractional shares will be rounded up to the next whole share, the reverse stock split will not result in a change in the number of record holders.

<u>General</u>

4. As previously requested, please provide a written statement from the company acknowledging that:

    -   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    -   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    -   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Krug at (202) 551-3862 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director